                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            THE TIMES MIRROR COMPANY
                 ----------------------------------------------
                                (Name of Issuer)

                     Series A Common Stock, $0.01 Par Value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   887364107
                              --------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 1995
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                              Page 1 of 10 Pages
                            Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP NO. 887364107                                          PAGE 2 OF 10 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros (in his capacity as the sole proprietor of Soros Fund Management and in his capacity as a general partner of Lupa Family Partners)

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
 Number of                              5,871,900
   Shares
Beneficially              8       Shared Voting Power
  Owned By                              0
    Each
  Reporting               9       Sole Dispositive Power
   Person                               5,871,900
    With
                          10      Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        5,871,900

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   / /

13       Percent of Class Represented By Amount in Row (11)

                                  7.28%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 3 OF 10 PAGES


ITEM 1.          SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of Series A Common Stock, $0.01 par value (the "Series A Shares"), of The Times Mirror Company (the "Issuer"). The address of the principal executive offices of the Issuer is Times Mirror Square, Los Angeles, California 90053. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report a recent transaction in the Series A Shares as a result of which the Reporting Person may be deemed the beneficial owner of in excess of 5% of the outstanding Series A Shares.

ITEM 2.          IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") (i) in his capacity as one of the two general partners of Lupa Family Partners ("Lupa") and (ii) in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Series A Shares held for the account of Lupa and Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), which has granted investment discretion to SFM pursuant to an investment advisory contract.

         Lupa is a New York limited partnership which is primarily engaged in securities investment. Lupa has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. In his capacity as a general partner, the Reporting Person exercises shared voting and dispositive power with respect to securities held for the account of Lupa. The other general partner of Lupa is Mr. Paul Soros, the Reporting Person's brother, who does not normally exercise dispositive or voting power over the investments held by Lupa. Paul Soros is a United States citizen who is the founder and former president of Soros Associates, an international engineering firm. Paul Soros has his principal office at 888 Seventh Avenue, New York, New York 10106.

         SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners. Quantum Partners has its principal office at Kaya Flamboyan 9, Curacao, Netherland Antilles. SFM's contract with Quantum Partners (the "SFM Contract") provides that SFM is responsible for designing and implementing Quantum Partners' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quantum Partners; and for allocating and reallocating the Quantum Partners' assets among the outside managers and itself.

         The principal occupation of the Reporting Person, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), (i) the Reporting Person, by reason of his position as a general partner of Lupa, may be deemed the beneficial owner of securities, including the Series A Shares, held by Lupa and (ii) the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Series A Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

                                                             PAGE 4 OF 10 PAGES


         During the past five years, none of the Reporting Person, Lupa, Quantum Partners and any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Quantum Partners expended $71,965,922.40 of its working capital to purchase the Series A Shares which are reported herein as having been purchased for its account over the last 60 days.

         The Series A Shares held for the accounts of Quantum Partners and Lupa may be held through margin accounts maintained with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Series A Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.          PURPOSE OF TRANSACTION.

         All of the Series A Shares reported herein as having been acquired for the accounts of Quantum Partners and Lupa were acquired for investment purposes. Neither the Reporting Person, nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Series A Shares of which the Reporting Person may be deemed a beneficial owner is 5,871,900, representing approximately 7.28% of the total Series A Shares outstanding (based upon 80,614,598 Series A Shares outstanding as reported in the Issuer's Form 10-Q dated November 9,
1995). The Series A Shares for which the Reporting Person may be deemed the beneficial owner comprise 5,347,500 Series A Shares held for the account of Quantum Partners and 524,400 Shares held for the account of Lupa.

         Stanley Druckenmiller, a Managing Director of SFM, also serves as President and Chairman of the Board of Directors of Priority Investment Management Inc. ("Priority"), a registered investment adviser. Accounts of investment advisory clients over which Priority exercises investment discretion hold 918,700 Series A Shares, representing approximately 1.14% of the total Series A Shares outstanding. By reason of his position with Priority, Mr. Druckenmiller may be deemed to be a beneficial owner, for purposes of Rule 13d-3 under the Act, of all such Series A Shares held by clients of Priority. The Reporting Person expressly disclaims beneficial ownership of any Series A Shares not held directly by Quantum Partners or Lupa.

                                                             PAGE 5 OF 10 PAGES


         (b) (i) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the Series A Shares held for the account of Quantum Partners.

                 (ii) By virtue of his position as a general partner of Lupa, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the Series A Shares held for the account of Lupa.

         (c) Except for the transactions listed in Annex B hereto, there have been no transactions in the Series A Shares during the past 60 days for the accounts of Quantum Partners, Lupa or the Reporting Person.

         (d) (i) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities, including the Series A Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                 (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities, including the Series A Shares, held by Lupa in accordance with their ownership interests in Quantum Partners.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney dated July 27, 1995 granted by Mr. George Soros in favor of Mr. Michael C. Neus.

                                                             PAGE 6 OF 10 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 20, 1995                           GEORGE SOROS

                                        By:  /s/ Michael C. Neus
                                            -----------------------------------
                                            Michael C. Neus
                                            Attorney-in-Fact

                                                             PAGE 7 OF 10 PAGES


                                    ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                        Scott K. H. Bessent
                                        Walter Burlock
                                        Stanley Druckenmiller
                                        Arminio Fraga
                                        Gary Gladstein
                                        Robert K. Jermain
                                        David N. Kowitz
                                        Donald H. Krueger
                                        Elizabeth Larson
                                        Jay Misra
                                        Gabriel S. Nechamkin
                                        Steven Okin
                                        Dale Precoda
                                        Lief D. Rosenblatt
                                        Mark D. Sonnino
                                        Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             PAGE 8 OF 10 PAGES


                                    ANNEX B

              RECENT TRANSACTIONS IN THE SERIES A COMMON SHARES OF

                            THE TIMES MIRROR COMPANY

FOR THE ACCOUNT OF                DATE OF PURCHASE          NATURE OF           NUMBER          PRICE
------------------                ----------------          TRANSACTION         OF SHARES       PER SHARE
                                                            -----------         ---------       ---------
Quantum Partners                      10/25/95                Purchase            282,000        28.904
                                      10/26/95                Purchase            136,000        29.012
                                      10/27/95                Purchase             82,000        29.173
                                      12/19/95                Purchase          1,700,000        33.810

                                                             PAGE 9 OF 10 PAGES


                               INDEX OF EXHIBITS

EXHIBIT                                                                                                   PAGE
-------                                                                                                   ----
   A         Power of Attorney dated July 27, 1995 granted by
             Mr. George Soros in favor of Mr. Michael C. Neus.